Exhibit 12.1


                                DST SYSTEMS, INC.
                            AND SUBSIDIARY COMPANIES

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)


                                           9 MONTHS                        YEARS ENDED DECMEBER 31, 2004
                                             ENDED
                                           SEPTEMBER       --------------------------------------------------------------
                                           30, 2004           2003          2002         2001         2000         1999
                                         --------------    ----------     ---------    ---------   ---------    ---------
Pretax income from continuing
   operations before adjustment for
   minority interests in
   consolidated subsidiaries or
   income or loss from equity                 $220,785      $417,707       $310,132    $354,977    $325,318     $207,716
   investees

Add:
Fixed Charges                                   53,833        50,328         38,946      31,851      29,351       19,643

Amortization of capitalized  interest              139           167            179         162         118          100

Distributed earnings of equity investees             -           102            371          49          92          468

Subtract:
Capitalized interest                              (597)         (571)          (210)     (1,005)       (852)        (285)

                                              ---------    ----------     ---------    ---------   ---------    ---------
Pretax income as adjusted                     $274,160      $467,734       $349,418    $386,034    $354,027     $227,642
                                              =========    ==========     =========    =========   =========    =========


Fixed charges:

Interest expense                               $40,676       $26,877        $13,379     $ 7,452     $ 5,561      $ 5,154
Interest capitalized                               597           571            210       1,005         852          285
                                              ---------    ----------     ---------    ---------   ---------    ---------
                                                41,273        27,448         13,589       8,457       6,413        5,439

Portion of rents representative of an
   appropriate interest factor                  12,560        22,880         25,357      23,394      22,938       14,204

                                              ---------    ----------     ---------    ---------   ---------    ---------
Total fixed charges                            $53,833       $50,328        $38,946     $31,851     $29,351      $19,643
                                              =========    ==========     =========    =========   =========    =========

Ratio of earnings to fixed charges                 5.1           9.3  (3)       9.0(3)     12.1 (2)    12.1         11.6



(1) In 1998, the Company recognized $33.1 million in merger and integrated costs related to the USCS International, Inc. and Custima International acquisition. Excluding these merger charges, the ratio of earnings to fixed charges was 9.1.

(2) In 2001, the Company recognized a $32.8 million pretax gain on the sale of its Portfolio Accounting System (PAS) business to State Street Corporation. Excluding the gain on the sale, the ratio of earnings to fixed charges was 11.1.

(3) In 2002 and 2003, the Company recorded costs associated with facility consolidations in its Output Solutions segment of $12.0 million and $2.6 million, respectively. In 2003, the Company recorded a gain from the sale of OMS of $108.9 million and the additional cost associated with Option Reload Cancellation of $15.9 million. Excluding these material items, the 2002 and 2003 ratio of earnings to fixed charges was 9.3 and 7.5, respectively.